                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE TO/A
                                 (RULE 14D-100)

                               AMENDMENT NO. 3 TO
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                 PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934

                         DUCK HEAD APPAREL COMPANY, INC.
                            (Name of Subject Company)

                              HB ACQUISITION CORP.
                      TROPICAL SPORTSWEAR INT'L CORPORATION
                                   (Offerors)

                                  -------------

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  -------------

                                   26410P 10 3
                                   -----------
                      (CUSIP Number of Class of Securities)

                                  MICHAEL KAGAN
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                      TROPICAL SPORTSWEAR INT'L CORPORATION
                              4902 W. WATERS AVENUE
                            TAMPA, FLORIDA 33634-1302
                            TELEPHONE: (813) 249-4900
                     (Name, address and telephone number of
             person authorized to receive notices and communications
                          on behalf of filing persons)

                                  -------------

                                   COPIES TO:
                             STEPHEN A. OPLER, ESQ.
                                ALSTON & BIRD LLP
                               ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                                ATLANTA, GA 30309
                            TELEPHONE: (404) 881-7000


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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [X] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:
     [X]


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


CUSIP NO.    26410P 10 3
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Tropical Sportswear Int'l Corporation
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          BK
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                  [   ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          FLORIDA
          ---------------------------------------------------------------------


                        (7)     SOLE VOTING POWER
  NUMBER OF                     2,699,796
   SHARES              --------------------------------------------------------
 BENEFICIALLY           (8)     SHARED VOTING POWER
  OWNED BY                      0
    EACH               --------------------------------------------------------
  REPORTING             (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                    2,699,796
                       --------------------------------------------------------
                       (10)     SHARED DISPOSITIVE POWER
                                0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,699,796
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          94%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
          ---------------------------------------------------------------------


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CUSIP NO.    26410P 10 3
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          HB Acquisition Corp.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          BK
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                  [   ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          GEORGIA
          ---------------------------------------------------------------------


                        (7)     SOLE VOTING POWER
  NUMBER OF                     2,699,796
   SHARES              --------------------------------------------------------
 BENEFICIALLY           (8)     SHARED VOTING POWER
  OWNED BY                      0
    EACH               --------------------------------------------------------
  REPORTING             (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                    2,699,796
                       --------------------------------------------------------
                       (10)     SHARED DISPOSITIVE POWER
                                0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,699,796
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          94%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
          ---------------------------------------------------------------------


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

                                  TENDER OFFER

This Amendment No. 3, the final amendment, amends and supplements the Tender Offer Statement on Schedule TO filed by Tropical Sportswear Int'l Corporation, a Florida corporation ("TSI"), and HB Acquisition Corp., a Georgia corporation and an indirect, wholly-owned subsidiary of TSI ("HB Acquisition"), on July 11, 2001, (as amended, the "Schedule TO"), relating to the offer to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Duck Head Apparel Company, Inc., a Georgia corporation ("Duck Head"), at $4.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of July 11, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase and any amendments or supplements thereto, the "Offer"), copies of the Offer to Purchase and the Letter of Transmittal are attached hereto as Exhibits (a)(l) and (a)(2). This Amendment also constitutes Amendment No. 1 to the Schedule 13D filed on July 6, 2001 by TSI and HB Acquisition.

ITEMS 1 THROUGH 9 AND 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

The Offer expired at 12:00 midnight, New York City time, on Wednesday, August 8, 2001. Pursuant to the Offer, based upon a preliminary report from SunTrust Bank, the depositary for the Offer, HB Acquisition accepted for payment 2,699,796 Shares, representing approximately 94% of the outstanding Shares (including 2,103 Shares tendered pursuant to guaranteed delivery). On August 9, 2001, TSI issued a press release announcing the closing of the Offer and its intention to acquire the remaining Shares through a cash merger (subject to applicable appraisal rights), which is expected to be completed shortly. Upon completion of the merger, Duck Head will become a wholly owned subsidiary of TSI.

Forward-looking statements contained in the Schedule TO, including press releases and the Offer to Purchase, are not protected by the safe harbor provisions set forth in the Private Securities Litigation Reform Act of 1995.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(12)  Text of Press Release issued by TSI on August 9, 2001.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 9, 2001


                                       HB ACQUISITION CORP.



                                       By:     /s/ Michael Kagan
                                           -------------------------------------
                                       Name:   Michael Kagan
                                       Title:  President



                                       TROPICAL SPORTSWEAR INT'L CORPORATION



                                       By:    /s/ Michael Kagan
                                          --------------------------------------
                                       Name:  Michael Kagan
                                       Title: Executive Vice President and Chief
                                              Financial Officer


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